VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

December 27, 2019

Attention	: Lisa Vanjoske

      Mary Mast

Re:	Sanofi

Form 20-F for Fiscal Year Ended December 31, 2018

Filed March 8, 2019

File No. 001-31368

Dear Ms. Vanjoske, Dear Ms. Mast:

This is a reply to your letter dated December 20, 2019 addressed to Mr. Paul Hudson, Chief Executive Officer of Sanofi.

This letter confirms that, as Ms. Vanjoske and Linda Hesse discussed on December 22, 2019, Sanofi is in the process of gathering information responsive to the Staff’s aforementioned comment letter and intends to respond no later than January 15, 2020.

Please do not hesitate to contact Linda Hesse from Jones Day at +33 1 56 59 38 72 if you have any questions.

Very truly yours,

/s/ Alexandra Roger
Alexandra Roger
Head of Securities Law and Capital Markets

Cc:	Laurent Gilhodes, Head of Group Controlling & Alliances
Hervé Cardelli, Head of Consolidation and Statutory Reporting